
Mail Stop 3233

October 28, 2015

<u>Via E-mail</u>
Mr. David P. Mathews
General Counsel of Altegris Advisors, L.L.C.
  on behalf of the futures funds indicated below
1200 Prospect Street Suite 400
La Jolla, California 92037

Re: Altegris QIM Futures Fund, L.P.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 31, 2015
File Nos. 0-53815

Altegris Winton Futures Fund, L.P.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 31, 2015
File No. 0-53348

Dear Mr. Mathews:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Eric McPhee

                                Eric McPhee
                                Senior Staff Accountant
                                Office of Real Estate & -
                                  Commodities